BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, MN 55423

VIA EDGAR

December 11, 2008

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Best Buy Co., Inc.
Registration Statement on Form S-4
(Registration No. 333-154796)

Ladies and Gentlemen:

Best Buy Co., Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on December 15, 2008, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Glenn M. Reiter of Simpson Thacher & Bartlett LLP at (212) 455-3358.

Very truly yours,

BEST BUY CO., INC.

By:	/s/ Susan S. Grafton
Name: Susan S. Grafton
Title: Vice President, Controller and Chief
Accounting Officer